UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

Commission File Number: 333-120787.

THE JEAN COUTU GROUP (PJC) INC.

(Exact Name of Registrant as Specified in Charter)

 530 Bériault Street, Longueuil, Quebec, Canada J4G 1S8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This report on Form 6-K of The Jean Coutu Group (PJC) Inc. (the “Company”) consists of the Company’s Material Change Report attached as Exhibit 99.1, the Company’s press release issued on August 24, 2006 attached as Exhibit 99.2, the Stock Purchase Agreement attached as Exhibit 10.1, the Stockholder Agreement attached as Exhibit 10.2 and the Registration Rights Agreement attached as Exhibit 10.3 and incorporated by reference herein.

Exhibit No.	Description

99.1	Material Change Report;
99.2	Press release issued August 24, 2006;
10.1	Stock Purchase Agreement by and between Rite Aid Corporation and The Jean Coutu Group (PJC) Inc. dated as of August 23, 2006;
10.2

Stockholder Agreement between Rite Aid Corporation and The Jean Coutu Group (PJC) Inc., Jean Coutu, Marcelle Coutu, François J. Coutu, Michel Coutu, Louis Coutu, Sylvie Coutu and Marie-Josée Coutu dated as of August 23, 2006;

10.3	Registration Rights Agreement by and between Rite Aid Corporation and The Jean Coutu Group (PJC) Inc. dated as of August 23, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2006	The Jean Coutu Group (PJC) Inc.
	By:	/s/ Kim Lachapelle

Kim Lachapelle Corporate Secretary